FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16
or 15d-16of the Securities Exchange Act of 1934

For the month of January, 2004

Commission File Number 1-11080

THE ICA CORPORATION HOLDING COMPANY
(Translation of registrant’s name into English)

Minería No. #145
11800 México D.F.
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....X.....Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...X...

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

ICA ANNOUNCES THE FINAL RESULTS OF THE CAPITAL INCREASE

Mexico City, January 9, 2004 – Empresas ICA Sociedad Controladora, S.A. de C.V. (BMV and NYSE: ICA), the largest engineering, construction, and procurement company in Mexico, announces the final results of the share subscription process relating to the capital increase approved by the General Shareholders Meeting held November 17, 2003.

In accordance with the Collaboration Agreement for the Subscription of Shares between ICA and Inversora Bursátil, S.A. de C.V. Casa de Bolsa, Grupo Financiero Inbursa (“Inbursa”), all the remaining unsubscribed shares from the capital increase were subscribed for. Therefore, pursuant to the rights offering and the placement of shares under the Collaboration Agreement, the totality of the 1,243,122,866 shares issued as part of the capital increase were subscribed for, representing an amount of Ps.2,486,245,732.

As a result of the capital increase, as of this date, ICA has 1,864,684,299 shares outstanding.

As a result of the capital increase, Inbursa and its related parties hold approximately 24% of the Company’s shares.

The proceeds from capital increase will enable ICA to conclude its restructuring process, and help it take advantage of any opportunities that the market may offer.

Founded in 1947, ICA has completed construction and engineering projects in 21 countries. ICA’s principal business units include Civil Construction and Industrial Construction. Through its subsidiaries, ICA also develops housing, manages airports and operates tunnels, highways, and municipal services under government concession contracts and/or partial sale of long-term contract rights. www.ica.com.mx

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 9, 2004

Empresas ICA Sociedad Controladora, S.A. de C.V.

/s/ JOSE LUIS GUERRERO Name: Dr. José Luis Guerrero Title: Vice President, Finance